

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2021

Kim Boyce
Chief Executive Officer
Reflect Scientific Inc.
1266 South 1380 West
Orem, UT 84058

> **Re: Reflect Scientific Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed April 29, 2021**
> **File No. 000-31377**

Dear Mr. Boyce:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10

Cryometrix Freezers, page 5

1. We note your revised disclosure in response to prior comment 3. Please remove statements that you have been able to develop products that you believe offer a superior value proposition to the customer "over any other competing and existing products in the market" and statements that your freezers "will be the desired technology to which the industry will move, providing [you] the opportunity to gain a significant market share in this large market," as such statements appear premature and speculative. Additionally, please clarify how your technology is different than other ultra-low temperature freezers, including those developed by Thermo Fisher Scientific and Sanyo Corporation.

Competition, page 6

2.   We note your revised disclosure in response to prior comment 4, including your competitive position with respect to products other than the Cryometrix freezer. Please expand your disclosure to also discuss your competitive position with respect to the Cryometrix freezers. Please also disclose the Company's methods of competition.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Jeanne Bennett at 202-551-3606 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Branden T. Burningham, Esq.